BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), hereby informs its shareholders and the general market that, pursuant to Article 37, paragraph 2, of CVM Resolution 81/2022, the Ordinary General Shareholders’ Meeting is scheduled to take place on April 10, 2025.

São Paulo, January 15, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relation Officer